BRF S.A.

Publically Held Company

Brazilian Registry of Legal Entities (CNPJ) 01.838.723/0001-27

Company Register Identification Number (NIRE) 42.300.034.240

CVM number 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. (“Company”) hereby announces that, as a result of an extraordinary meeting of the Company´s Board of Directors held on March 07, 2016, approval was giving to the transfer, by the Company, of certain agribusiness creditor rights, arising from exports contracted with BRF Global GmbH, in favor of Octante Securitizadora S.A. (“Agribusiness Credits,” “Securitization Company” and “Transfer”, respectively), that will be linked to the agribusiness receivables certificates of the 1st (first) series of the 9th (ninth) issue of the Securitization Company, within the terms of Law number 11.076, of December 30, 2004, as amended, that will be the object of the public distribution within the terms of Instruction number 414 of the Brazilian Securities and Exchange Commission (local acronym “CVM”)  of December 30, 2004, as amended, and within the terms of CVM Instruction number 400 of December 29, 2003, as amended (“CRA”).

The sum of the annual value of the Agribusiness Credits to be transferred will vary between R$500,000,000.00 (five hundred million Reais) and R$1,350,000,000.00 (one billion, three hundred and fifty million Reais), should additional lots be exercised within the scope of the CRA offer. The CRA will be entitled to interests in annual basis, over the nominal unit value, equal to up to 96.50% of the DI Rate. The definitive interest rate shall be defined through a bookbuilding procedure.

São Paulo, March 08, 2016.

José Alexandre Carneiro Borges

Chief Financial and Investor Relations Officer

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